EXHIBIT 99(b)

PART II

Item 5. Market for and Dividends on Registrant’s Common Equity and Related Stockholder Matters.

     JCPenney owns all of Funding’s outstanding common stock. Funding’s common stock is not traded, and no dividends have been, or are currently intended to be, declared by Funding on its common stock.

Item 6. Selected Financial Data.

Five Year Financial Summary	J. C. Penney Funding Corporation
($ in millions) (Unaudited)

	2004	2003	2002	2001	2000
At Year End

Capitalization

Short-term debt
Commercial paper	$—	$—	$—	$—	$—
Credit line advance	—	—	—	—	—

Total short term debt	—	—	—	—	—

Equity held by JCPenney	1,238	1,238	1,238	1,238	1,238

Total capitalization	$1,238	$1,238	$1,238	$1,238	$1,238

Committed bank credit facilities(1)	$—	$—	$—	$1,500	$1,500

For the Year

Income	$—	$—	$—	$—	$20
Expenses	$—	$—	$—	$—	$13
Net income	$—	$—	$—	$—	$5
Fixed charges — times earned	—	—	—	—	1.52
Peak short-term debt	$—	$—	$—	$—	$842
Average debt	$—	$—	$—	$—	$193
Average interest rates	—	—	—	—	6.7%

(1) In May 2002, J. C. Penney Corporation, Inc. and J. C. Penney Company, Inc. executed a new three-year $1.5 billion revolving credit agreement (credit facility) which replaced a $1.5 billion revolving credit facility and $630 million letter of credit facility.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

J. C. Penney Funding Corporation (“Funding”) is a wholly owned subsidiary of J. C. Penney Corporation, Inc. (“JCPenney”). The business of Funding consists of financing a portion of JCPenney’s operations through loans to JCPenney. The loan agreement between Funding and

JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of Funding’s loan agreement with JCPenney are available upon request.

No commercial paper has been issued or outstanding since 2000. The commercial paper program was rated “Not Prime” by Moody’s Investors Service, Inc. and “B” by Fitch Ratings as of March 18, 2005. Standard & Poor’s Rating Services does not rate the program.

Funding had no short-term debt outstanding as of January 29, 2005, or as of January 31, 2004.

At year-end 2004, the balance of the Loan to JCPenney was $1,238 million unchanged from the balance at the end of the prior year.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

     Funding had no investments as of January 29, 2005, and January 31, 2004. If it had short-term investments they would be in short-term financial instruments with original maturities of three months or less. Such investments are subject to interest rate risk and may have a small decline in value if interest rates increase. Since the financial instruments are of short duration, a change of 100 basis points in interest rates would not have a material effect on Funding’s financial condition.

     As of January 29, 2005, Funding had no long-term debt.

Item 8. Financial Statements and Supplementary Data.

     The financial statements of Funding, including the notes to all such statements are included in this report beginning on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.

Item 9A. Controls and Procedures.

     Based on their evaluation of Funding’s disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this Annual Report on Form 10-K, Funding’s principal executive officer and principal financial officer have concluded that Funding’s disclosure controls and procedures are effective for the purpose of ensuring that material information required to be in this Annual Report on Form 10-K is made known to them by others on a timely basis.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and
Reports on Form 8-K.

(a)	1. and 2.

See financial statements on pages F-1 through F-5.

(a)	3. Exhibits.

See separate Exhibit Index on pages G-1 through G-3.

(b)	Management contracts or compensatory plans or arrangements required to be filed as exhibits to this report.

None.

(c)	Other Financial Statement Schedules.

None.

Statements of Income	J. C. Penney Funding Corporation
($ in millions)

For the Year	2004	2003	2002
Interest income from JCPenney	$—	$—	$—

Interest expense	—	—	—

	—	—	—
Income before income taxes	—	—	—
Income taxes	—	—	—

Net income	$—	$—	$—

Statements of Reinvested Earnings
($ in millions)

	2004	2003	2002

Balance at beginning of year	$1,093	$1,093	$1,093
Net income	—	—	—

Balance at end of year	$1,093	$1,093	$1,093

     See notes to Financial Statements on pages F-4 and F-5.

Balance Sheets	J. C. Penney Funding Corporation
($ in millions except share data)

	2004	2003
Assets
Loans to JCPenney	$1,238	$1,238

Liabilities and Equity held by JCPenney
Liabilities	—	—

Equity held by JCPenney
Common stock (including contributed capital), par value $100 per share:
Authorized, 750,000 shares - issued and outstanding, 500,000 shares	145	145
Reinvested earnings	1,093	1,093

Total Equity held by JCPenney	1,238	1,238

Total Liabilities and Equity held by JCPenney	$1,238	$1,238

     See notes to Financial Statements on pages F-4 and F-5.

Statements of Cash Flows	J. C. Penney Funding Corporation
($ in millions)

	2004	2003	2002
Operating Activities
Net income	$—	$—	$—
Decrease in loans to JCPenney	—	—	—
Decrease in amount due to JCPenney	—	—	—

	$—	$—	$—

Financing Activities
Decrease in short-term debt	$—	$—	$—

Supplemental Cash Flow Information
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

See notes to Financial Statements on pages F-4 and F-5.

Report of Independent Registered Public Accounting Firm	J. C. Penney Funding Corporation
To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 29, 2005 and January 31, 2004, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three-year period ended January 29, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 29, 2005 and January 31, 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended January 29, 2005, in conformity with U. S. generally accepted accounting principles.

Dallas, Texas
March 25, 2005

Notes to Financial Statements

Nature of Operations

J. C. Penney Funding Corporation (“Funding”) is a wholly owned subsidiary of J. C. Penney Corporation, Inc. (“JCPenney”). The principal business of Funding consists of financing a portion of JCPenney’s operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Historically, Funding has issued long-term debt in public and private markets in the United States and abroad. Funding has not issued commercial paper since 2000. In 2001, JCPenney sold the assets of J. C. Penney Direct Marketing Services, Inc. to an unrelated third party. During the second quarter of 2004, JCPenney sold its Eckerd drugstore chain to two unrelated third parties generating after tax cash proceeds of approximately $3.5 billion. The result of these transactions coupled with JCPenney’s other sources of liquidity eliminated any need for Funding to issue commercial paper for short-term borrowing requirements. Therefore, Funding has not produced any revenue or income. In addition, with Funding’s current credit ratings, it is assumed that Funding would have little or no current access to commercial paper borrowing.

Commercial Paper Placement

Funding places commercial paper solely through dealers. No commercial paper has been issued or outstanding since 2000.

Summary Of Accounting Policies

Income Taxes

Funding’s taxable income is included in the consolidated federal income tax return of JCPenney. Income taxes in Funding’s statements of income are computed as if Funding filed a separate federal income tax return.

Use of Estimates

Funding’s financial statements have been prepared in conformity with generally accepted accounting principles.

Loans to JCPenney

Funding and JCPenney are parties to a Loan Agreement which provides for unsecured loans, payable on demand, to be made from time to time by Funding to JCPenney for the general business purposes of JCPenney, subject to the terms and conditions of the Loan Agreement. Under the terms of the Loan Agreement, Funding and JCPenney agree upon a mutually acceptable earnings coverage of Funding’s interest and other fixed charges. The earnings to fixed charges ratio has historically been at least one and one-half times.

Fair Value of Financial Instruments

The fair value of loans to JCPenney at January 29, 2005, and January 31, 2004, approximates the amount reflected on the balance sheets because the loan is payable on demand.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
J. C. Penney Funding Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 33-28390, 33-66070, 33-66072, 333-33343, 333-27329, 333-45536, 333-62066) and on Form S-3 (Registration Nos. 333-57019 and 333-103147-01) of J. C. Penney Company, Inc. of our report dated March 25, 2005, with respect to the balance sheets of J. C. Penney Funding Corporation as of January 29, 2005 and January 31, 2004, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three-year period ended January 29, 2005, which report appears in the Annual Report on Form 10-K of J. C. Penney Funding Corporation.

/s/ KPMG LLP

Dallas, Texas
April 7, 2005